UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 3, 2020

RITTER PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37428	26-3474527
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1880 Century Park East, Suite 1000
Los Angeles, California	90067
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (310) 203-1000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered Pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, par value $0.001	RTTR	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 8.01. Other Events.

On March 3, 2020, Ritter Pharmaceuticals, Inc. (the “Company”) filed a supplement no. 1 to the prospectus supplement, dated November 7, 2019 with the Securities and Exchange Commission (the “Supplement to Prospectus Supplement”) in connection with the offering of up to an aggregate of $8,030,917 shares of the Company’s common stock, $0.001 par value per share, pursuant to the Sales Agreement, dated as of November 6, 2019, with A.G.P./Alliance Global Partners, as agent, under its existing Registration Statement on Form S-3 (File No 333-232798), which became effective on August 1, 2019 (the “Registration Statement”). The purpose of the Supplement to Prospectus Supplement was to increase the aggregate offering price of shares of common stock that may be sold under the Sales Agreement from $3,673,159 to $8,030,917. The Company has already sold $3,658,718 of this amount under the Sales Agreement.

The opinion of Reed Smith LLP, the Company’s counsel, regarding the legality of the Shares that may be issued pursuant to the Sales Agreement is filed herewith as Exhibit 5.1.

The Shares will be sold pursuant to the Registration Statement, and offerings of the Shares will be made only by means of the prospectus supplement, the Supplement to Prospectus Supplement and the accompanying prospectus. This Current Report on Form 8-K shall not constitute an offer to sell or solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of such state or jurisdiction.

Additional Information and Where to Find It

On February 4, 2020, the Company filed a registration statement on Form S-4 with the SEC that included a joint proxy and consent solicitation statement/prospectus. A definitive joint proxy and consent solicitation statement/prospectus will be filed with the SEC and mailed to the stockholders of the Company and Qualigen, Inc. (“Qualigen”) once the registration statement becomes effective. Each party may file other documents with the SEC in connection with the merger. INVESTORS AND STOCKHOLDERS OF RITTER AND QUALIGEN ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT RITTER, QUALIGEN, THE MERGER AND RELATED MATTERS. Investors and stockholders may obtain free copies of the documents filed with the SEC through the website maintained by the SEC at www.sec.gov. Investors and stockholders may also obtain free copies of the documents filed by Ritter with the SEC by contacting Ritter by mail at Ritter Pharmaceuticals, Inc., 1880 Century Park East, Suite 1000, Los Angeles, CA 90067, Attention: John Beck. Investors and stockholders are urged to read the definitive proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Ritter and its directors and executive officers and Qualigen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Ritter in connection with the Merger. Information regarding the special interests of these directors and executive officers in the merger is included in the joint proxy and consent solicitation statement/prospectus referred to above. Additional information about Ritter’s directors and executive officers is included in Ritter’s definitive proxy statement filed with the SEC on April 26, 2019. These documents are available free of charge at the SEC website (www.sec.gov) and from the Corporate Secretary of Ritter at the address above.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

5.1	Opinion of Reed Smith LLP as to the legality of the Shares

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RITTER PHARMACEUTICALS, INC.

By:	/s/ Andrew J. Ritter
Name:	Andrew J. Ritter
Title:	Chief Executive Officer

Date: March 3, 2020